VIA FACSIMILE and EDGAR

March 5, 2010

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Duckwall-ALCO Stores, Inc.
Form 10-K for the Year Ended February 1, 2009
Filed April 17, 2009
Form 10-Q for the Period Ended November 1, 2009
Filed December 10, 2009
Form 10-Q for the Period Ended August 2, 2009
Filed September 10, 2009
Form 10-Q for the Period Ended May 3, 2009
Filed June 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 8, 2009
File No. 0-20269

Dear Mr. Owings:

Set forth below are the responses of Duckwall-ALCO Stores, Inc.  (the “Company”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings contained in your letter dated January 29, 2010.  For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s response.

Form 10-K for the Year Ended February 1, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and …, page 12

1.
In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•
We note the risk factor on page six in which you state that your operations may be affected by general economic conditions and events that reduce consumer spending in the markets you serve.  In your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please include a discussion of the general economic conditions in your markets and describe how you believe these conditions could materially impact your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way in future periods.

•
Under the heading, “Overview,” we note that you continually implement new merchandising and marketing initiatives in an effort to increase your customer traffic and same-store sales, you are adding new items and brands to your assortments, and you have made changes to your advertising program that combines promotional pricing and solution selling.  Please discuss in greater detail your plans for any new merchandising and marketing initiatives, new items and brands, and changes to your advertising in future periods and the impact you reasonably believe these changes will have on your operations going forward.

•
Under the heading, “Expansion Plans,” you state that your continued growth depends on your ability to open and operate new stores on a timely and profitable basis and that you plan to open eight to 12 ALCO stores in fiscal 2010.  Also, you state that you believe that adequate sites are currently available for this expansion, but that the rate of new store openings is subject to various contingencies, including your ability to hire, train, and retain qualified personnel, the availability of capital resources, the successful integration of new stores into existing operations, and the ability of your landlords and developers to find appropriate financing.  Please discuss in greater detail each of these contingencies, your reasonable believe about likelihood of each contingency occurring in future periods, your plans should any or all of the contingencies occur, and the impact the contingencies may have on your expansion plans and operations going forward.

•
In your quarterly report on Form 10-Q for the period ended November 1, 2009, you state that you have completed your store transformation project and the actual store level labor and benefit savings improvement is consistent with expectations, but the shrink improvement is below expectations.  Please disclose the store level labor and benefit savings improvement and the shrink improvement you expected compared to the actual results, how you plan to address the disappointing shrink improvement, if at all, whether you will engage in another store transformation project going forward, and the impact the results of the completed project will have on your operations in future periods.

Response: As requested by the Staff, the Company will expand its discussion of these matters in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, to include known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues, or income, or result in the Company’s liquidity decreasing or increasing in any material way.

The Company notes the examples cited by the Staff in its letter, and will address, in future filings, to the extent material and relevant:

•
general economic conditions in the Company’s markets and describe how the Company believes these conditions could materially impact its financial condition, operating performance, revenues, or income, or result in its liquidity decreasing or increasing in any material way;

•	plans for any new merchandising and marketing initiatives, new items and brands, and changes to the Company’s advertising;

•
the effect of specified contingencies on the Company’s ability to open new locations, including its ability to hire, train, and retain qualified personnel, the availability of capital resources, the successful integration of new stores into existing operations, and the ability of the Company’s landlords and developers to find appropriate financing; and

•	the existence and effects of store transformation projects and similar initiatives in the future.

2.
In this section, and in similar sections in your quarterly reports on Form 10-Q, you discuss the changes in operation and cash flow amounts between the periods.  However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements.  Therefore, in future filings please expand this information to explain the reasons for period-to-period changes.  In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes.  Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•
Under the heading, “Fiscal 2009 Compared to Fiscal 2008,” you state that your net sales for fiscal 2009 increased by $8.3 million from fiscal 2008.  However, the only possible reason you disclose for this change is that you opened 15 ALCO stores and closed 11 ALCO stores and four Duckwall stores.  Please revise this discussion to disclose the reasons for the period-to-period change, describe the intermediate causes for the change, and quantify the effect of each cause on the overall change.

•
In this regard, we also note your statement that the net sales of your same-stores decreased by $22.6 million, excluding the two fuel centers, in fiscal 2009 compared to fiscal 2008.  Please disclose the reasons for this period-to-period change, describe the intermediate causes for the change, and quantify the effect of each cause on the overall change, including the causes and effects of the two fuel centers on this period change.

•
In the second paragraph under the heading, “Fiscal 2009 Compared to Fiscal 2008,” you state that gross margin for fiscal 2009 increased by $1.5 million and that, as a percentage of net sales, gross margin decreased to 31.4% from 31.6% in fiscal 2009 as compared with fiscal 2008.  Also, you state that gross margin in fiscal 2009 was positively impacted by continued shrink improvement and increased vendor considerations, but was offset by inventory review initiative expenses.  Please discuss the intermediate causes of the shrink improvement, increased vendor considerations, and inventory review initiative expenses and quantify the effect of each of these causes on the overall period change.

•
Under the heading, “Fiscal 2008 Compared to Fiscal 2007,” you state that operating income from continuing operations decreased $7.2 million in fiscal 2008 as compare to fiscal 2007 and that operating income from continuing operations as a percentage of net sales was 0.9% in fiscal 2008 as compared to 2.7% in fiscal 2007.  Please discuss the reasons for this period-to-period change, describe the intermediate causes for the change, and quantify the effect of each cause on the overall change.

•
In your quarterly report on Form 10-Q for the period ended November 1, 2009, under the heading, “Thirteen Weeks Ended November 1, 2009 Compared to Thirteen Weeks Ended November 2, 2008,” you state that gross margin decreased $1.5 million in the third quarter of fiscal 2010 as compared with the gross margin during the same period in fiscal 2009, which was primarily due to reduced store allowances and increased shrink offset by reduced freight costs.  Please discuss the intermediate causes of the reduced new store allowances, the increased shrink, and the reduced freight costs.  Also, please quantify the effect of each cause of the overall period change.

Response: As requested by the Staff, the Company will expand its description of the reasons for material period-to-period changes in its results of operations, financial condition, and cash flow, including the underlying intermediate causes of such changes to the extent material and known by the Company.  While quantifying the underlying causes of material period-to-period changes is not always possible, the Company will quantify such amounts when they are material and can be reasonably estimated.  Additionally, when such changes are caused by more than one factor, the Company will quantify the effect of each material factor, when possible.

Using the information from and as of the filing date of the Company’s Form 10-K for the year ended February 1, 2009, an example of the type of future disclosure that the Company intends to make in response to your comments about its gross margin under the heading “Fiscal 2009 Compared to Fiscal 2008” is as follows:

Gross margin for fiscal 2009 increased $1.5 million, or 1.0%, to $153.9 million compared to $152.4 million in fiscal 2008.  As a percentage of net sales, gross margin decreased to 31.4% in fiscal 2009 compared to 31.6% in fiscal 2008.  Fiscal 2009 gross margin was positively impacted primarily by continued shrink improvement ($1.3 million) and vendor considerations ($1.0 million), offset by inventory review initiative expenses ($1.3 million).  The shrink improvement was a result of the Store Transformation Project and a Company-wide increased Shrink Awareness Program.  Improved vendor considerations were driven by increased purchases and new vendors participating in the vendor consideration program.  Inventory review initiative expenses resulted from a review by the Company of its ownership in items that it has either discontinued, clearanced or are inactive.  The Company has determined to implement a sell through plan to liquidate this merchandise and develop a process to minimize the accumulation of this inventory going forward.

Item 9A. Controls and Procedures, page 37

3.
We note your disclosure in the last paragraph on page 37 that “[e]xcept as set forth below, there have not been any changes” in your internal control over financial reporting that occurred during the fiscal year for which this annual report on Form 10-K is filed that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Also, we note your disclosure in the second paragraph under the heading, “(c) Change in Internal Control over Financial Reporting,” that “[o]ther than the change outlined above, there were no changes that materially affected, or are reasonably likely to materially affect,” your internal control over financial reporting.  In future filings, please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Further, please confirm for us, if true, that this language was not meant to limit your liability under the federal securities laws.

Response: In future filings, the Company will state clearly whether there were any changes to its internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  To the extent that there are such changes, the Company will clearly disclose that fact and describe those changes in the applicable report.

The Company refers the Staff to the response to Comment 4, below, for an example of the revised disclosure the Company intends to make related to the conclusions of the Company’s principal executive officer and principal financial officer regarding the effectiveness of the Company’s disclosure controls and procedures.

The Company confirms that the language quoted above by the Staff was not intended to limit the Company’s liability under the federal securities laws.

Form 10-Q for the Period Ended November 1, 2009

Item 4. Controls and Procedures, page 15

4.
Currently, in this quarterly report and in your quarterly reports on Form 10-Q for the periods ended May 3, 2009 and August 2, 2009, you have provided only part of the definition of disclosure controls and procedures with respect to management’s conclusions that the disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports you file or submit under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms.  Therefore, in future filings, please disclose also, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rules 13a-15(e) or 15d-15(e).

Response: In future filings, the Company will include the entire definition of disclosure controls and procedures and disclose, if true, that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to Company management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

For example, the disclosure in the Company’s next Annual Report on Form 10-K for the fiscal year ended January 31, 2010, will be substantially as follows, if true:

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report.  Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report, to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to the Company’s management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

5.
Further, please confirm for us, if true, that your disclosure controls and procedures in your quarterly reports on Form 10-Q for the periods ended May 3, 2009, August 2, 2009, and November 1, 2009 were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Response: The Company confirms that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the periods covered by its Quarterly Reports on Form 10-Q for the periods ended May 3, 2009, August 2, 2009, and November 1, 2009, to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act was (1) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to Company management, including the Company’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

6.
We note your discussions under the headings, “Executive Summary,” “Objectives of Our Compensation Program,” and “How we Determine Compensation.”  Also, we note your statements that your executive compensation program philosophy is that executive compensation should be “directly linked to [your] mission, corporate performance and increased stockholder value” and that your program’s objectives are to “align compensation programs with [y]our business objectives and stockholders’ interests, to reward performance, to be externally competitive and internally equitable and to retain talent on a long-term basis.”  In future filings, please discuss in greater detail how you determine generally the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation.  See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.  Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response: As requested by the Staff, in future filings the Company will discuss in greater detail how the Compensation Committee determined generally the amount of each compensation element to pay, as well as the Company’s policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation.  Furthermore, the Company will include a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that it believes necessary to provide investors material information to understand the Company’s compensation policies and decisions regarding its named executive officers.

How we Determine Compensation

7.
We note your disclosure that the compensation committee may, but is not required to, invite members of management or other members of the board to attend portions of compensation meetings as deemed appropriate.  In future filings, please discuss, to the extent material, the role of your executive officers in determining executive compensation during the most recent fiscal year.  See Item 402(b)(2)(xv) of Regulation S-K.

Response: As requested by the Staff, in future filings the Company will discuss, to the extent material, the role of the Company’s executive officers in determining executive compensation during the most recent fiscal year.

In fiscal 2010, the Company’s President and Chief Executive Officer was the only executive officer that had a material role in determining executive compensation.  For fiscal 2010, the President and Chief Executive Officer set the goals and objectives for each other named executive officer, provided input as to whether each other named executive officer met such goals and objectives, and made recommendations to the Compensation Committee regarding any adjustments to the other named executive officers’ compensation.  The President and Chief Executive Officer did not make any recommendations to the Compensation Committee regarding his compensation in fiscal 2010.  The Compensation Committee has complete authority to accept, modify or reject the President and Chief Executive Officer’s recommendations regarding executive compensation.

8.
You state that, to determine your named executive officers’ compensation, your compensation committee relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management, and informal surveys of the practices of companies whose businesses are deemed similar to yours.  Therefore, it appears that you benchmark total and component compensation of each officer’s position against one or more appropriate job matches from other companies.  In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under, “Regulation S-K,” (July 3, 2008).

Response: The Company notes Item 402(b)(2)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05. If and to the extent that the Company uses compensation data of other companies (“Competitive Pay Data”) as a material factor in setting the Company’s named executive officers’ compensation (or any element thereof), including either as a “benchmark” or as a “market check,” the Company will discuss this process in greater detail in its future filings.  For example, if and to the extent applicable, the Company will describe, among other things, the names of any peer companies, the Compensation Committee’s reasons for selecting such peer companies, the components of any Competitive Pay Data that was used by the Compensation Committee, and how the Compensation Committee used such Competitive Pay Data.

9.
Also, you state that you utilize benchmarking data from “companies whose business is deemed similar” to yours by the compensation committee, including Dollar General Corporation, Target Corporation, Family Dollar Stores, Inc., and Fred’s Inc.  In future filings, please discuss the reasons that you believe these companies are similar and provide an appropriate comparison to you.

Response: As discussed above, if and to the extent that Competitive Pay Data is material to the Compensation Committee’s compensation determinations, in future filings the Company will discuss the Compensation Committee’s reasons for selecting the peer companies.

Base Salaries, page 4

10.
You state that annual adjustments to your president’s base salary are made based on your performance and the compensation committee’s assessment of his effectiveness in the performance of his duties.  Also, you state that the other executives’ base salaries are adjusted based on company performance, the president’s recommendations, and assessments of each officer’s growth, effectiveness in the performance of his or her duties, contributions to your business, and length of service.  Therefore, it is unclear whether the base salaries are adjusted by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective.  If certain financial results are quantified to establish or change base salaries, please specify these results.  See Item 402 (b)(2)(v) of Regulation S-K.  If financial results are not quantified, please state.

Response: Previously, the Compensation Committee’s decision to adjust the named executive officers’ base salary have been made in the Compensation Committee’s subjective discretion and was not tied to a mathematical formula measuring achievement of quantitative criteria.  In reaching its decision to adjust a named executive officer’s base salary, the Compensation Committee may consider such factors as, among others: (1) overall Company performance; (2) the President and Chief Executive Officer’s recommendations (except for the President and Chief Executive Officer’s own compensation); (3) a subjective assessment of the named executive officer’s performance; (4) Competitive Pay Data, as applicable; (5) the named executive officer’s existing base salary level and his or her length of service with the Company; and (6) the named executive officer’s overall contribution to the Company’s business.

As discussed below, base salaries may also be adjusted as a result of a named executive officer assuming additional responsibilities within the Company.

In future filings, to the extent that the named executive officers’ salaries are adjusted, the Company will provide a more detailed discussion regarding the factors the Compensation Committee’s considered in adjusting such salaries, including discussing whether any such changes were based upon achieving objective, quantitative financial results and, if this was the case, specifying such results.  If such financial results are not quantified, the Company will so indicate.

11.
We note your discussion in the last paragraph under the heading, “Base Salary,” that Donny R. Johnson’s base salary was adjusted 37.5% due to the change in his responsibility.  In a similar manner, please discuss the reasons for the increases in the base salaries of Phillip D. Hixon by 25.0% and Jon A. Ramsey by 9.1% during fiscal 2009.

Response: On April 14, 2008, in addition to his existing responsibilities, Phillip D. Hixon assumed the responsibilities of the Company’s outgoing Senior Vice President of Store Operations.  The 25.0% increase in Mr. Hixon’s base salary reflects the assumption of these increased responsibilities.

From July 1, 2007 until February 22, 2008, Jon A. Ramsey served as Vice President and Controller of the Company.  On February 22, 2008, in addition to his existing responsibilities, Mr. Ramsey was appointed interim Chief Financial Officer.  The 9.1% increase in Mr. Ramsey’s base salary reflects his increased responsibilities while serving in this capacity.

In future filings, the Company will discuss any increase in responsibilities that materially affects any increase in compensation for its named executive officers.

Annual Cash Incentive

12.
For fiscal 2008, you state that if return on equity was between 10% and 12%, executive officers would receive 80% of their contractual bonuses in annual cash incentive awards, if return on equity was between 12% and 14%, executives would receive 100% of their contractual bonuses, and if return on equity was over 14%, executives would receive 140% of their contractual bonuses.  Although we note that you did not approve any contractual bonuses for fiscal 2009, in future filings, please disclose the return on equity targets for fiscal 2009 as you did for fiscal 2008.

Response: As requested by the Staff, in future filings the Company will disclose the performance targets for any annual cash incentive award opportunities and any contractual bonuses, including, if applicable, any return on equity targets for each fiscal year.

13.	Also, in future filings, please discuss the reasons that you did not approve any contractual bonuses for fiscal 2009

Response: As requested by the Staff, in future filings the Company will discuss the reasons that contractual bonuses were (or were not) approved, including disclosure of any pre-established performance goals and the Company’s actual results in comparison to such performance goals.  If contractual bonuses are not paid because an applicable performance goal is not met, the Company will so state.

Long-Term Incentive Compensation, page 5

14.
In the last paragraph under the heading, “Executive Summary,” you state that you granted stock options in fiscal 2009.  In future filings, please disclose the named executive officers to whom you granted options in fiscal 2009, the amount of options granted to each executive officer, and the reasons that you awarded the specific amount of options to each particular named executive officer.

Response: In future filings, the Company will disclose the named executive officers to whom the Company granted stock options for each fiscal year, the amount of stock options granted to each executive officer in such fiscal year and the reasons why the Company awarded the specific amount of stock options to each particular named executive officer.

15.
In the last sentence of the second paragraph, you state that “[o]nly key employees are eligible to receive options, and [you] do not necessarily make annual option awards.”  In future filings, please disclose the “key employees” to whom you refer and whether all of your named executive officers are eligible to receive stock options.

Response: In future filings the Company will disclose the key employees who are eligible to receive stock options and specify whether each named executive officer is eligible to receive stock options.  Currently, the key employees who are eligible to receive stock options include those employees who hold the office of President, Vice President, or director of a division of the Company.  All of the Company’s named executive officers hold one of these titles and are eligible to receive stock options.  Eligible key employees will only receive stock options if, and to the extent, such stock options are approved by the Compensation Committee.

16.	In future filings, please clarify whether the compensation committee has formalized any procedures regarding grants of stock options.

Response: As requested by the Staff, in future filings the Company will clarify whether the Compensation Committee has formalized any procedures regarding the grant of stock options.

Currently, the Compensation Committee has not formalized any policy or procedures for the annual grant of stock options or other equity awards to the Company’s named executive officers and other key employees.  Therefore, annual equity awards may or may not be made to the Company’s named executive officers.  The grant of equity awards is determined by the Compensation Committee in its subjective discretion.

In the past, the Compensation Committee has approved from time to time the grant of stock options upon the initial employment or promotion of a named executive officer or other key employee of the Company.

Additionally, the Company does not have a formal policy on the timing of equity compensation grants in connection with the release of material non-public information to affect the value of compensation.  In the event that material non-public information becomes known to the Compensation Committee prior to granting equity awards, the Compensation Committee will take the existence of such information under advisement and make an assessment in its business judgment whether to delay the grant of the equity award in order to avoid any impropriety.

Information Regarding Named Executive Officers Who are No Longer …

17.
In future filings, please quantify the estimated amount that Bruce C. Dale will receive in health insurance benefits until March 31, 2010 rather than stating that you “will pay his monthly premiums of group health benefits under COBRA for 18 months after termination date, and thereafter reimburse Mr. Dale on a monthly basis, an amount equal to the cost of such insurance until March 31, 2010.”  See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j).

Response: The Company notes Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).  As requested by the Staff, in future filings the Company will (as appropriate) quantify the estimated amount of any health insurance benefits that Bruce C. Dale and any other named executive officer is entitled to as a result of his or her termination.

Under the terms of Mr. Dale’s Separation and Release Agreement, the Company is obligated to pay or reimburse him for the premium costs of health insurance from February 22, 2008, the date of his termination, until March 31, 2010.  The Company estimates these premium costs to be approximately $20,088.

18.
Also, in future filings, please quantify the estimated amount that John R. Sturdivant and Phillip D. Hixon will receive rather that stating that they will receive “12 months base salary...and [they] will continue all benefits coverage during such period.”

Response: The Company notes Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).  As requested by the Staff, in future filings the Company will (as appropriate) quantify the estimated payments and benefits that John R. Sturdivant, Phillip D. Hixon and any other named executive officer is entitled to as a result of their termination.

Under the terms of Mr. Sturdivant’s employment agreement, Mr. Sturdivant is entitled to receive 12 months of base salary ($195,000) after the date of his termination, paid in accordance with the Company’s regular payroll practices, and continued benefits during such period (estimated to be approximately $11,070).

Under the terms of Mr. Hixon’s employment agreement, Mr. Hixon is entitled to receive 12 months of base salary ($200,000) after the date of his termination, paid in accordance with the Company’s regular payroll practices, and continued benefits during such period (estimated to be approximately $10,628).

Employment Agreements

19.
In this section, you list the six employees with whom you have employment agreements as of April 24, 2009.  However, it does not appear that you have filed the employment agreements as exhibits to your annual report on Form 10-K for the year ended February 1, 2009 with Donny R. Johnson, Jon A. Ramsey, and Tom L. Canfield, Jr.  In future filings, please file these and all other employment agreements you have with all of your named executive officers.

Response: In Company’s upcoming Annual Report on Form 10-K for the year ended January 31, 2010, the Company will file as exhibits thereto the employment agreements of Donny R. Johnson, Jon A. Ramsey, and Tom L. Canfield, Jr.  Additionally, where required by Item 601 of Regulation S-K, the Company will file as exhibits to its future filings any other employment agreement that the Company enters into with its named executive officers.

Related Party Transactions

20.
In future filings, please disclose whether the terms in the transactions and agreements with related parties that you disclose were comparable to terms that you could have received from unaffiliated third parties.  If not, please discuss how the terms in the related party transactions and agreements would differ if they were negotiated with unaffiliated third parties.

Response: In the Company’s Definitive Proxy Statement for its 2009 Annual Meeting (the “2009 Proxy Statement”), the Company disclosed that Dennis A. Mullin, who served as a member of the Company’s Board of Directors during fiscal 2009, served as an officer, director and partner of certain entities that leased stores to the Company.  As disclosed in the 2009 Proxy Statement, the Company paid fixed rentals aggregating approximately $635,791.49 and percentage rentals aggregating approximately $61,954.56 to these entities.  The Company believes that the terms of these transactions were comparable to terms that the Company could have received from unaffiliated third parties.

As requested by the Staff, in future filings the Company will disclose whether the terms of any related person transaction that is required to be disclosed under Item 404(a) of Regulation S-K are comparable to those the Company could have obtained from unaffiliated third parties.  To the extent applicable, the Company will also discuss in future filings how the terms in such related person transactions differ from the terms the Company could receive if such transactions or agreements were negotiated with unaffiliated third parties.

21.
We note that Donny R. Johnson, Tom L. Canfield, Jr., Jon A. Ramsey, and Lawrence J. Zigerelli are members of the administrative committee of the Duckwall-ALCO Stores, Inc. Retirement Plan and Trust.  In future filings, please discuss how this amounts to a related party transaction that you must disclose under Item 404(a) of Regulation S-K.  In this regard, as appropriate, please disclose the related persons’ interests in the transaction, the approximate dollar amount involved in the transaction, and the approximate dollar value of the amount of the related persons’ interests in the transaction.  See Items 404(a)(1) to (a)(3) of Regulation S-K.

Response:  After considering the Staff’s comment, the Company has determined that the aforementioned executive officers’ service on the administrative committee of the Company’s Retirement Plan and Trust does not constitute a related person transaction that must be disclosed under Item 404(a) of Regulation S-K.  The Company had disclosed the executive officers’ service on the administrative committee of the Retirement Plan and Trust out of an abundance of caution because each executive officer had a vested interest in the Retirement Plan and Trust due to each executive officer’s investment in their own retirement plan.  However, the Company has determined that the executive officers’ investment in their own retirement plan pursuant to the Retirement Plan and Trust does not involve a transaction in which the Company was or is to be a participant, involving an amount in excess of $120,000, and in which a related person has or will have a direct or indirect material interest.

22.
We note your disclosure that you have a written Code of Conduct and Ethics that requires prior audit committee approval before your directors and executive officers engage in an activity that conflicts with his or her duties to you, and we note the examples you provide regarding the types of transactions covered by your policy.  Also, we note that your internal counsel reviews solicited information about transactions between you and your directors and executives, you and their immediate family members, and you and affiliated entities “to determine whether any transaction is subject to disclosure under applicable rules” and presents that information to the board “with its assessment of each director’s independence.”  In future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related party transactions in a manner consistent with Item 404(b) of Regulation S-K.  In this regard, the policy required by Item 404(b) should be specific to transactions and parties subject to Item 404(a) of Regulation S-K.

Response: In future filings, the Company will describe in greater detail the aspects of its Code of Conduct and Ethics that relate to the review, approval, or ratification of related person transactions, and any other policies and procedures for the review, approval or ratification of related person transactions that are subject to Item 404(a) of Regulation S-K, in a manner consistent with Item 404(b) of Regulation S-K.

This concludes the Company’s responses to the Staff’s comments.  As requested by the Staff’s letter of January 29, 2010, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to call me at (785) 263-3350 or Brett C. Bogan, the Company’s General Counsel, at (913) 451-5137.

Sincerely,

/s/ Donny R. Johnson

Donny R. Johnson
Executive Vice President - Chief Financial Officer
Duckwall-ALCO Stores, Inc.

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